UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Longboard Pharmaceuticals, Inc.

(Name of Subject Company)

Longboard Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

54300N103

(CUSIP Number of Class of Securities)

Kevin R. Lind

President and Chief Executive Officer

Longboard Pharmaceuticals, Inc.

4275 Executive Square, Suite 950

La Jolla, California 92037

(858) 789-9283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Kevin Cooper, Esq.

Steven M. Przesmicki, Esq.

Cooley LLP

55 Hudson Yards

New York, NY 10001

(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Longboard Pharmaceuticals, Inc., a Delaware corporation (“Longboard”), with the Securities and Exchange Commission (the “SEC”) on October 30, 2024, relating to the tender offer statement on Schedule TO filed with the SEC on October 30, 2024, by H. Lundbeck A/S, a Danish aktieselskab (“Lundbeck”), Lundbeck LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Lundbeck (“Payor”), and Langkawi Corporation, a Delaware corporation and a direct wholly owned subsidiary of Payor (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 14, 2024, by and among Longboard, Lundbeck, Payor and Purchaser to acquire all of the outstanding shares of common stock of Longboard, par value $0.0001 per share (the “Shares”) at a price of $60.00 per Share in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal.

Since the initial filing of the Schedule 14D-9, two Complaints (as defined below) have been filed by purported stockholders, challenging certain disclosures in the Schedule 14D-9. In addition, Longboard has received thirteen Demand Letters (as defined below), including one that attached a draft complaint, generally seeking certain allegedly omitted information in the Schedule 14D-9 be disclosed. Longboard believes that the disclosures originally set forth in the Schedule 14D-9 comply fully with all applicable laws and denies the allegations in the Complaints and Demand Letters. However, solely to avoid the risk of delay to the Transactions, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, Longboard is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth below under the sections titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Longboard specifically denies all allegations in the Complaints and Demand Letters, including that any additional disclosure was or is required or material.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule 14D-9, as amended, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on page 13 as follows:

“On April 19, 2024, a representative of Lundbeck contacted Mr. Lind to indicate that Lundbeck would submit a non-binding proposal to acquire Longboard. Later that day, Lundbeck submitted a non-binding proposal to acquire all of the outstanding shares of Longboard common stock for $29.00 per share in cash (the “Lundbeck April 19th Proposal”). The Lundbeck April 19th Proposal indicated that the proposal was subject to, among other customary conditions, satisfactory completion of due diligence, and did not include any terms relating to compensation or similar arrangements with any Longboard employee, officer or director, beyond any accelerated vesting of outstanding equity awards. The Lundbeck April 19th Proposal was shared with the Board, Longboard management, Evercore Group L.L.C., which was subsequently formally retained as Longboard’s financial advisor (“Evercore”), and Cooley LLP, Longboard’s outside legal counsel (“Cooley”).”

2.	By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on page 14 as follows:

“On May 13, 2024, a representative of Lundbeck contacted Mr. Lind to indicate that Lundbeck would submit a revised, non-binding proposal to acquire Longboard. Later that day, Lundbeck submitted a revised, non-binding proposal to acquire all of the outstanding shares of Longboard common stock for $34.50 per share in cash (the “Lundbeck May 13th Proposal”). The Lundbeck May 13th Proposal indicated that the proposal was subject to, among other customary conditions, satisfactory completion of due diligence, and did not include any terms relating to compensation or similar arrangements with any Longboard employee, officer or director, beyond any accelerated vesting of outstanding equity awards. The Lundbeck May 13th Proposal was shared with the Board, Longboard management, Evercore and Cooley.”

3.	By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on page 15 as follows:

“On August 23, 2024, a representative of Lundbeck contacted Mr. Sekhri to indicate that Lundbeck would submit a further revised, non-binding proposal to acquire Longboard. Later that day, Lundbeck submitted a further revised, non-binding proposal to acquire all of the outstanding shares of Longboard common stock for $54.00 per share in cash (the “Lundbeck August 23rd Proposal”). The Lundbeck August 23rd Proposal indicated that the proposal was subject to, among other customary conditions, satisfactory completion of due diligence, and did not include any terms relating to compensation or similar arrangements with any Longboard employee, officer or director, beyond any accelerated vesting of outstanding equity awards. The Lundbeck August 23rd Proposal was shared with the Board, Longboard management, Evercore, Centerview Partners LLC (“Centerview”), which was subsequently formally retained as Longboard’s co-financial advisor, and Cooley.”

4.	By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on page 17-18 as follows:

“On September 20, 2024, Lundbeck submitted a further revised non-binding proposal to acquire all of the outstanding shares of Longboard at a total price of up to $59.00 per share (the “Lundbeck September 20th Proposal”), which consisted of an upfront cash consideration payment of $57.00 per share and the issuance of a contingent value right of $2.00 per share in cash payable upon achievement of a specified regulatory milestone. The Lundbeck September 20th Proposal did not include any terms relating to compensation or similar arrangements with any Longboard employee, officer or director, beyond any accelerated vesting of outstanding equity awards. Mr. Lind shared the Lundbeck September 20th Proposal with the Board, Longboard management, Evercore, Centerview and Cooley.”

5.	By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on page 19 as follows:

“On October 11, 2024, a representative of Lundbeck contacted Mr. Lind to communicate a revised offer to acquire Longboard at an increased price of $60.00 per share in cash (the “Lundbeck October 11th Proposal”), and the Lundbeck October 11th Proposal did not include any terms relating to compensation or similar arrangements with any Longboard employee, officer or director, beyond any accelerated vesting of outstanding equity awards. The representative of Lundbeck also noted that the Lundbeck October 11th Proposal was Lundbeck’s best and final offer and that Lundbeck would be prepared to enter into the Merger Agreement over the coming weekend if the Lundbeck October 11th Proposal were accepted by the Board.”

6.	By adding the bold text to the existing table under the section titled “—Certain Financial Projections—Projections” on page 28 as follows:

Projections

(dollars in millions)

Fiscal Year Ending December 31,

	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Risk Adjusted Net Revenue(1)	—	—	—	$117	$244	$456	$711	$969	$1,205	$1,422	$1,618	$1,765	$1,835	$1,922	$2,013	$2,108	$2,130	$223	$23	$2
EBIT(2)	($122)	($128)	($142)	$2	$130	$315	$545	$784	$993	$1,187	$1,362	$1,495	$1,558	$1,635	$1,717	$1,802	$1,823	$192	$21	$2
Less: Taxes(4)	—	—	—	(0)	(27)	(66)	(114)	(165)	(208)	(249)	(286)	(314)	(327)	(343)	(361)	(378)	(383)	(40)	(4)	(0)
Plus: Depreciation & Amortization	—	—	—	2	5	9	14	19	24	28	32	35	37	38	40	42	43	4	0	0
Less: Capital Expenditures	—	—	—	(2)	(5)	(9)	(14)	(19)	(24)	(28)	(32)	(35)	(37)	(38)	(40)	(42)	(43)	(4)	(0)	(0)
Less: Change in Net Working Capital	—	—	—	(2)	(3)	(4)	(5)	(5)	(5)	(4)	(4)	(3)	(1)	(2)	(2)	(2)	(0)	(38)	4	0
Unlevered Free Cash Flow(3)	($122)	($128)	($142)	($0)	$101	$245	$425	$614	$779	$933	$1,072	$1,178	$1,229	$1,290	$1,354	$1,422	$1,440	$189	$21	$2

(1)

Risk Adjusted Net Revenue is comprised of probability adjusted revenue contributions from the following and assumed probabilities of success of (i) 61% for Dravet syndrome, (ii) 61% for Lennox-Gastaut syndrome, (iii) 61% for other forms of developmental and epileptic encephalopathies and (iv) 15% for an unspecified indication of LP659.

(2)

Earnings before interest and tax is calculated as risk-adjusted non-GAAP total net revenue less (i) cost of goods sold, less (ii) outbound royalties, less (iii) research and development expenses, less (iv) sales and marketing expenses, less (v) general and administrative expenses.

(3)

Unlevered free cash flow is calculated as non-GAAP EBIT (earnings before interest and tax), less (i) estimated taxes, payable at a tax rate of 21%, less (ii) changes in net working capital, less (iii) capital expenditures, plus (iv) depreciation and amortization. Equity-based compensation is treated as a cash expense.

(4)	Taxes exclude tax shield impact from Longboard’s U.S. federal net operating loss carry forwards, which had a balance of approximately $59 million as of December 31, 2023.

7.	By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “—Opinion of Evercore LLC—Discounted Cash Flow Analysis” on page 31 as follows:

“The cash flows were then discounted to present value as of December 31, 2024, using discount rates ranging from 13.0% to 15.0%, which were based on an estimate of Longboard’s weighted average cost of capital, and the mid-year cash flow discounting convention. Evercore estimated the Company’s weighted average cost of capital based on the application of the capital asset pricing model and considerations that Evercore deemed relevant in its professional judgment and experience. Based on (a) this range of implied enterprise values, (b) Longboard’s estimated net cash of $254 million (calculated as cash, cash equivalents, and available-for-sale investments estimated as of December 31, 2024), (c) the present value of tax savings from Longboard’s estimated usage of net operating losses of $37 million, (d) the present value of the cost of projected future capital financings of negative $60 million, (e) Longboard’s estimated gross debt of $0 as of December 31, 2024, and (f) Longboard’s fully-diluted Shares outstanding (calculated based on approximately 39.0 million Shares outstanding and taking into account the dilutive impact under the treasury stock method of approximately 6.1 million outstanding Options with a weighted average exercise price of $11.89 per share and 0.2 million restricted stock units) ~~the number of fully diluted shares of Voting Common Stock and Non-Voting Common Stock~~ as of October 11, 2024, in each case as provided by Longboard management, this analysis indicated a range of implied equity values per share of Voting Common Stock of $53.35 to $64.60, in each case rounded to the nearest $0.05, compared to the Consideration of $60.00 per share of Voting Common Stock.”

8.	By adding the bold text to the below paragraph under the section titled “—Opinion of Evercore LLC— Premiums Paid Analysis” on page 32 as follows:

“Using publicly available information, Evercore reviewed 26 transactions and announced bids for control of publicly traded target companies in the biopharmaceutical industry with an aggregate upfront transaction value between $1 billion and $5 billion announced since January 1, 2022 excluding any contingent value rights. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the aggregate upfront value per share consideration paid or proposed to be paid in each such transaction exceeded the unaffected closing market prices per share of the target companies, reflecting a range of final bid premium to unaffected price of 27% to 273%.”

9.	By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “—Opinion of Centerview Partners LLC—Discounted Cash Flow Analysis” on page 36 as follows:

“In performing this analysis, Centerview calculated an implied per share equity value range for the Shares by (i) discounting to present value as of December 31, 2024 using discount rates ranging from 13.0% to 15.0% (reflecting Centerview’s analysis of Longboard’s weighted average cost of capital based on the application of the capital asset pricing model and considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of Longboard over the period beginning on January 1, 2025 and ending on December 31, 2044, as set forth in the Projections, (b) an implied terminal value of Longboard, calculated by Centerview, based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, by assuming that (as provided by Longboard management) Longboard’s unlevered free cash flows set forth in the Projections would decline in perpetuity after December 31, 2044 at a rate of free cash flow decline of 90% year-over-year as directed by Longboard management and (c) tax savings from usage of Longboard’s federal net operating losses of $59 million as of December 31, 2023 and Longboard’s estimated future losses, as set forth in the Projections and (ii) adding to the foregoing results (a) Longboard’s estimated net cash of $254 million and no debt as of December 31, 2024, as provided by Longboard management and (b) the impact on net present value of the estimated cost of assumed future equity raises of $200 million in each of 2025 and 2027 at a 10% discount and 6% spread, as set forth in the Projections. Centerview then divided the results of the foregoing calculations by Longboard’s fully-diluted Shares outstanding (calculated based on approximately 39.0 million Shares outstanding and taking into account the dilutive impact under the treasury stock method of approximately 6.1 million outstanding Options with a weighted average exercise price of $11.89 per share and 0.2 million restricted stock units), as of October 11, 2024 as set forth in the Internal Data ~~(determined using the treasury stock method and taking into account outstanding in the money Options)~~. This analysis resulted in the implied per Share equity value range for Longboard’s Shares, rounded to the nearest $0.05, of $53.70 to $64.95. Centerview then compared this range to the Consideration of $60.00 per Share to be paid to the holders of the Voting Common Stock (other than Excluded Shares) pursuant to the Merger Agreement.”

10.	By adding the bold text to the second bullet under the section titled “—Opinion of Centerview Partners LLC—Other Factors” starting on page 37 as follows:

“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in the eight publicly available Wall Street research analyst reports as of October 11, 2024, which indicated low and high stock price targets for Longboard ranging from $44.00 to $90.00 per Share and a median price target of $64.00 per Share; and”

11.	By adding the bold text to the third bullet under the section titled “—Opinion of Centerview Partners LLC—Other Factors” starting on page 37 as follows:

“Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions between $1.0 billion and $5.0 billion in equity value involving publicly traded biopharmaceutical companies and that were announced since 2022 that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Longboard and the Transactions, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, reflecting a median premium of 85% and a range of 27% to 273%. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 65% to 105% to Longboard’s closing stock price on September 30, 2024 (the last unaffected trading day before the public announcement of the Transactions) of $33.33, which resulted in an implied price range of approximately $55.00 to $68.35 per Share, rounded to the nearest $0.05.”

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By deleting the sentence under the section entitled “—Legal Proceedings” on page 44 and replacing it with the following paragraphs:

“Since the initial filing of the Schedule 14D-9, two complaints have been filed in state court in New York by purported stockholders against Longboard and the Board in connection with the Merger: Williams v. Longboard Pharmaceuticals, Inc. et al., Case No. 655886/2024 (N.Y. Sup. Ct. filed November 7, 2024), and Kent v. Longboard Pharmaceuticals, Inc. et al., Case No. 655919/2024 (N.Y. Sup. Ct. filed November 8, 2024). The foregoing complaints are referred to as the “Complaints.”

The Complaints purport to allege negligence and negligent misrepresentation claims under New York common law relating to the Schedule 14D-9. The Complaints seek, among other things, an injunction enjoining consummation of the Offer and the Merger, rescission of the Offer or the Merger if consummated, costs, including attorneys’ fees and experts’ fees and expenses, and an order directing that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

In addition to the Complaints, as of November 19, 2024, Longboard has received thirteen demand letters, including one that attached a draft complaint (the “Demand Letters”), from purported Longboard stockholders. The Demand Letters generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

Additional demand letters or lawsuits may be received by or filed against Longboard, the Board, Lundbeck, Payor and/or Purchaser in connection with the Transactions, the Schedule TO and this Schedule 14D-9. If additional or similar demand letters are sent or complaints are filed, Longboard and Lundbeck will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longboard Pharmaceuticals, Inc.

By:	/s/ Kevin R. Lind
Kevin R. Lind
President and Chief Executive Officer

Dated: November 20, 2024